Room 4561

January 19, 2007

Mr. Timothy J. Steinkopf
Senior Vice President of Operations
and Chief Financial Officer
Secure Computing Corporation
4810 Harwood Road
San Jose, CA 95124

> **Re:** **Secure Computing Corporation**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2006**
> **Filed November 9, 2006**
> **Form 8-K Filed November 7, 2006**
> **File No. 000-27074**

Dear Mr. Steinkopf:

We have reviewed your response letter dated December 21, 2006 and have the following additional comments. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the Fiscal Quarter Ended September 30, 2006

Note 3. Summary of Significant Accounting Policies

Revenue Recognition, page 6

1. With regard to the arrangements for which revenue is recognized in accordance with paragraph 12 of SOP 97-2, that is, the entire arrangement fee is recognized ratably over the service period, we have the following additional comments:

·   Tell us how you allocate revenue for these types of arrangements between products and services for purposes of presentation on the face of the statement of operations and for compliance with Rule 5-03(1) of Regulation S-X.

·   Tell us how you are accounting for the costs associated with these types of arrangements and your basis in GAAP for such accounting treatment.

·   Tell us how you have considered expanding your accounting policy disclosures to include a discussion of these points.

Form 8-K Filed November 7, 2006

2.   Your response to prior comment number 5 indicates that you have excluded the impact that the deferred revenue and VSOE adjustments had on revenue when calculating non-GAAP guidance. In this regard, it appears that you have essentially added back revenue that would have been recorded had the deferred revenue adjustment not been made and VSOE existed for your CipherTrust arrangements. If you intend to adjust your actual results for these items, please explain your basis for these adjustments and explain why you believe these adjustments are consistent with our guidance regarding non-GAAP information. In this regard, we note that these adjustments appear to be more in the nature of a projection of future results than an adjustment that might be useful in analyzing or explaining historical performance. Also, please tell us whether the non-GAAP guidance in your earnings release includes or excludes these adjustments. In this regard, we note that your disclosures indicate that the adjustments are included in the non-GAAP guidance and your response indicates that they are excluded.

3.   We note your response to prior comment number 6(b) and the proposed disclosures provided. Your proposed disclosures appear overly broad and do not appear to sufficiently reflect the guidance in Question 8 of the FAQ. In this regard, we do not believe you have provided substantive reasons why the non-GAAP measures provide useful information to investors. Similarly, you do not appear to have disclosed the material limitations associated with the use of the non-GAAP measures or the manner in which you compensate for these limitations. Please provide us with proposed disclosures that fully address the concerns raised in prior comment number 6(b) in the event that you intend to present non-GAAP information in the future. Please note that you must meet the burden of demonstrating the usefulness of any measure that excludes recurring items, especially if the non-GAAP measure is used to evaluate performance.

4.   Your proposed disclosure indicates that you exclude stock-based compensation and the amortization of acquired intangibles because they are non-cash charges. Your disclosure appears to suggest that you are using the measures as measures of both operating performance and liquidity. If your non-GAAP measures are

intended to be measures of liquidity, it appears that the measures should be reconciled to GAAP cash flow from operations. Please clarify and explain to us why the measure is reconciled to GAAP net income if your intention is to present this as a liquidity measure.

5.   Discussion under note (B) of your proposed disclosure indicates that the amortization of acquired intangibles is excluded because these charges are not directly related to the operation of your business. Please explain your basis for this statement. As part of your response, explain why you believe that these costs are not related to the operation of your business when the acquired technology and customer relationships are integral to your revenue generating activities.

Other

6.   As previously requested, in connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

You may contact Christine Davis, Staff Accountant at (202) 551-3408 or Tamara Tangen, Senior Staff Accountant, at (202) 551-3443 or me at (202) 551-3451 if you have questions regarding these comments.

Sincerely,

Mark Kronforst
Accounting Branch Chief